Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

666 Fifth Avenue, 31st Floor
New York, New York  10103-3198

www.fulbright.com

Gregg J. Berman	direct dial:	(212) 318-3388
Partner	telephone:	(212) 318-3000
gberman@fulbright.com	facsimile:	(212) 318-3400

November 23, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael Fay
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3561

Re:                               Republic Airways Holdings Inc.
Current Report on Form 8-K filed on October 14, 2005 (“Form 8-K”)
File No. 0-49697

Dear Mr. Fay:

On behalf of Republic Airways Holdings Inc. (the “Company”), set forth below is the Company’s response to the Staff’s comment contained in the Staff’s letter dated November 1, 2005, and received by the Company on November 21, 2005.  The Company’s response is set forth after the Staff’s comment.

Item 4.02(a) Non-Reliance on Previously Issued Financial Statements

1.                                       We note that the Audit Committee reached its conclusion regarding restating the financial statements after discussion with Deloitte & Touche LLP.  As this issue was raised by the independent auditors, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b).  If your independent accountant does not agree with your disclosure, it should explain why not.  Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Response:

The Company was not notified by Deloitte & Touche LLP (“Deloitte”), its independent registered public accounting firm, that its prior report should no longer be relied upon prior to the filing of the Form 8-K.  Management and the Company’s Audit Committee had discussed the accounting for reimbursable pass-

through costs with Deloitte.  The Company believes the language in the Form 8-K filed is acceptable, since an Item 4.02(b) event did not occur. Consequently, the Company does not believe it is necessary to amend the Form 8-K to include a letter from Deloitte and Deloitte concurs with the Company.

Please note that on behalf of the Company, the Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3388.

Very truly yours,

/s/ Gregg J. Berman

Gregg J. Berman

Enclosures

cc:	Theresa Messinese
Robert H. Cooper
Robert Colin